Exhibit 3.20
LIMITED PARTNERSHIP AGREEMENT
OF
SCHENCK COMMUNICATIONS LIMITED PARTNERSHIP
(an Alaska limited partnership)
     This Limited Partnership Agreement (this “Agreement”) is entered into on or effective as of the                      day of November 2000, by and between CAN-AM COMMUNICATIONS, INC. (the “General Partner”), and SCHENCK COMMUNICATIONS LIMITED PARTNERSHIP, an Alaska limited partnership (the “Limited Partner”) (the Limited Partner and the General Partner are sometimes hereinafter collectively referred to as the “Partners’).
RECITALS
     The parties hereto as Partners of SCHENCK COMMUNICATIONS LIMITED PARTNERSHIP (the “Partnership”) enter into this Agreement to provide for the management, operation and administration of the Partnership and to set out their respective rights, obligations and interests as Partners of the Partnership.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:
     1. Formation. The Partnership was organized as an Alaska limited partnership pursuant to the Uniform Limited Partnership Act of the State of Alaska (the “Act”) by the filing of its Certificate of Limited Partnership with the State of Alaska on November 20, 2000.
     2. Name. The name of the Partnership shall be Schenck Communications, Limited Partnership.
     3. Term. The term of the Partnership shall commence on the date the certificate of limited partnership was filed with the State of Alaska in accordance with the Act and shall continue until the winding up and liquidation of the Partnership.
     4. Purpose. The purpose of the Partnership is to                     , and to engage in any lawful activity relating to the foregoing.
     5. Agent for Service of Process. The agent for service of process on the Partnership shall be the C T Corporation System, 801 West 10th Street, Suite 300, Juneau, Alaska 99801.
     6. Meetings. Periodic meetings shall be held as determined by the General Partner.
     7. Capital Contributions.
          (a) The General Partner agrees to contribute to the Partnership the amount of $10.00 in return for a 1% interest in the Partnership.

          (b) The Limited Partner agrees to contribute to the Partnership certain assets, subject to certain liabilities, in return for a 99% interest in the Partnership.
     8. Capital Accounts. A capital account shall be maintained in the name of each Partner. Any increase or decrease in the value of the Partnership on any valuation date shall be credited or debited, respectively, to each Partner’s capital account in proportion to the sum of all Partner capital accounts on that date. Any other method of valuating each Partner’s capital account may be substituted for this method, provided the substituted method results in exactly the same valuation as previously provided herein. Each Partner’s capital contribution to, or capital withdrawal from, the Partnership shall be credited or debited, respectively, to that Partner’s capital account.
     9. Authority of the General Partner. Except to the extent otherwise provided herein, the General Partner shall have the sole and exclusive right to manage the business of the Partnership and shall have all of the rights and powers which may be possessed by general partners, order the Act including, without limitation, the right and power to:
          (a) vote may equity or debt securities of any corporation, partnership or other entity owned by the Partnership;
          (b) arrange for the sale, pledge or other disposition of all or any part of the Partnership’s Property on such terms and at such times as it shall determine to be in the best interests of the Partnership;
          (c) cause the Partnership to borrow or lend money (including loans to or from the General Partner) or to guarantee or become contingently liable for the obligations of any entity whose securities are owned by the Partnership;
          (d) exercise the sole right to cause the dissolution, winding up or liquidation of the Partnership;
          (e) admit an assignee as a substitute or additional Limited Partner in accordance with the provisions of this Agreement;
          (f) hire, employ, retain or otherwise secure employees and attorneys, accountants, consultants and other independent contractors or other personnel necessary or appropriate to carry out the purposes of the Partnership upon such terms as the General Partner may determine;
          (g) sue and be sued, and complain and defend, in the name of and on behalf of the Partnership and settle, adjust, submit to arbitration and compromise all actions, suits, accounts, reckonings, claims and demands whatsoever now or hereafter pending between the Partnership and any other person (other than the General Partner);
          (h) pay out of Partnership funds any and all Partnership costs and expenses;

          (i) make or revoke such elections as it deems appropriate under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of items of Partnership income, expenses, gain, loss, deduction and credit, including, without limitation, making or revoking the election referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”); and if more than one person is a General Partner, the rights and powers of the General Partner hereunder shall be exercised by the General Partners in such manner as they may agree. In the absence of an agreement among the General Partners, no General Partner shall exercise any of such rights and powers without the unanimous consent of all General Partners; and
          (j) act as tax matters partner for all purposes contemplated by the Code.
     10. Limited Partners. Limited Partner(s) shall take no part in the management of the Partnership business, shall transact no business for the Partnership and shall have no power to act for or to bind the Partnership. Notwithstanding that certain powers shall be subject to consent or approval of the Limited Partner(s), such consent or approval relates solely to the Partners’ dealings among themselves, and the Limited Partner(s) are prohibited from dealing with third parties on behalf of the Partnership.
     11. Sharing of Profits and Losses. Net profits and losses of the Partnership shall inure to, and be borne by, the Partners in proportion to the value of each of their capital accounts.
     12. Books of Accounts. Books of account of the transactions of the Partnership shall be kept by the General Partner.
     13. Annual Accounting. A full and complete account of the condition of the Partnership shall be made to the Partners for each calendar year.
     14. Compensation. The General Partner shall be compensated for services rendered to the Partnership.
     15. Additional Partners; Transfers; Removal. Additional limited partners shall be admitted only upon the written consent of the General Partner. A limited partner may transfer its limited partnership interest in the Partnership only upon the written consent of the General Partner.
     16. Voluntary Withdrawal (Partial or Full) of a Partner. No limited partner may withdraw a part or all of the value of its capital account in the Partnership without the written consent of the General Partner.
     17. Successors and Assigns. This Agreement shall be binding upon the respective successors and assigns of the Partners.